                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                               (Name of Issuer)

                         Common Stock $0.01 par value
                        (Title of Class of Securities)

                                   413086109
                                (CUSIP Number)

                                 Sidney Harman
               c/o Harman International Industries, Incorporated
                  1101 Pennsylvania Avenue, N.W.; Suite 1010
                            Washington, D.C. 20004
                                (202) 393-1101
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 7, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 6 Pages

                                 SCHEDULE 13D

  CUSIP NO. 413086109                                      PAGE 2 OF 6 PAGES

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Sidney Harman
      SS# ###-##-####

- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
      Not applicable                                            (b) [_]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      Not Applicable

- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]

- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

- ------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER
      SHARES              2,813,556
   BENEFICIALLY
     OWNED BY        8    SHARED VOTING POWER
      EACHED              0
     REPORTING
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH               2,072,044

                     10   SHARED DISPOSITIVE POWER
                          428,934

- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
             2,816,706

- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*     [ ]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             16.83%

- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
             IN

- ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


     CUSIP No.   413086109                                   Page 3 of 6 Pages

          The statement on Schedule 13D, dated November 9, 1993, filed by the Reporting Person, as amended by Amendment No. 1 thereto dated May 4, 1995, filed by Reporting Person, and Amendment No. 2 thereto dated August 16, 1995, filed by Reporting Person, and Amendment No. 3 thereto dated May 6, 1996, filed by Reporting Person, is hereby further amended to reflect certain changes in the information previously provided.

ITEM 3    Source and Amount of Funds or Other Consideration

          Not applicable. The transaction reported herein is a gift of the Issuer's Common Stock.

ITEM 4    Purpose of Transaction

          On May 7, 1996, the Reporting Person, as an individual (not representing the Issuer as its Chairman and Chief Executive Officer) by and through the Sidney Harman 1987 Revocable Trust, transferred 500,000 shares of Common Stock to the Sidney Harman Charitable Remainder Trust and 50,000 shares of Common Stock to the Harman Family Foundation. The Reporting Person disclaims beneficial ownership of all such 550,000 shares of Common Stock.

          Except as previously stated in this Schedule 13D, as amended, the Reporting Person as an individual, and not representing the Issuer as its Chairman and Chief Executive Officer, currently has no plans or proposals which relate to or would result in any of the actions listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                 SCHEDULE 13D


         CUSIP No.   413086109                      Page 4 of 6 Pages

ITEM 5    Interest in Securities of the Issuer

     (a)  Aggregate Amount Beneficially
          Owned by Reporting Person:           2,816,706

          Percent of Class:                    16.83%

     (b) The aggregate amount of shares beneficially owned by Reporting Person as reported in Item 5(a) includes 124,987 shares of Common Stock held directly by Reporting Person; 460,950 shares of Common Stock subject to stock options exercisable as of April 30, 1996 or within 60 days thereof; 1,486,107 shares held in a trust with respect to which Reporting Person has sole dispositive and sole voting power; 312,578 shares held by family members with respect to which Reporting Person has sole voting power pursuant to 3-year revocable proxies and as to which he disclaims beneficial ownership; 3,150 shares held by family members with respect to which Reporting Person has no voting power or dispositive power and disclaims beneficial ownership; and 428,934 shares held in two irrevocable trusts for various family members with respect to which Reporting Person has sole voting power but shared dispositive power with his spouse, Jane Harman, whose business address is the United States House of Representatives, Washington, D.C.
          20510. Ms. Harman has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ms. Harman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Harman is a United States citizen.

     (c) The following identifies all transactions in the Common Stock of Harman International Industries, Incorporated by the Reporting Person since May 6, 1996, the date of the most recent filing on Schedule 13D by the Reporting Person:

                                                         Location/Nature
Date of Transaction      No. of Shares  Price per Share  of Transaction
   -------------            -------        ---------        ---------

       May 7, 1996          550,000      Not Applicable   Private/Gift


                                 SCHEDULE 13D


  CUSIP No.   413086109                                   Page 5 of 6 Pages

     (d) Each of the four adult children of Reporting Person who granted to Reporting Person sole voting power with respect to an aggregate 312,578 shares of Common Stock and certain other family members who hold an aggregate of 3,150 shares of Common Stock as to which Reporting Person has no voting or dispositive power have the right to receive and direct the receipt of dividends from, or the proceeds from the sale of such shares.

     (e)  Not applicable.

ITEM 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.

ITEM 7    Material to be filed as Exhibits

          Not applicable.

                                 SCHEDULE 13D


          CUSIP No.   413086109                    Page 6 of 6 Pages


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        May 13, 1996               /s/ Sidney Harman
   ------------------------      ----------------------------------
           Date                        Sidney Harman